SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (RULE 13d - 102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c)
           AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

                               (Amendment No.___)*

Firstwave Technologies, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

33762N207
(CUSIP Number)

October 20, 2003
(Date of Event which Requires Filing of this Statement)

Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[ ]      Rule 13d-1(b)
[x]      Rule 13d-1(c)
[ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on the Following Pages)

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Paloma International L.P.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  147,270

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  147,270

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  147,270

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.5%

12.      TYPE OF REPORTING PERSON*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  S. Donald Sussman

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a)      [x]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.       SOLE VOTING POWER

                  0

6.       SHARED VOTING POWER

                  147,270

7.       SOLE DISPOSITIVE POWER

                  0

8.       SHARED DISPOSITIVE POWER

                  147,270

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  147,270

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*   [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                  5.5%

12.      TYPE OF REPORTING PERSON*

                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a).        Name of Issuer:

         Firstwave Technologies, Inc. (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

         2859 Paces Ferry Road, Suite 1000
         Atlanta, GA 30339

Item 2(a).        Name of Persons Filing:

     The names of the persons filing this statement on Schedule 13G are: Paloma International L.P., a Delaware limited partnership ("Paloma"), and S. Donald Sussman (collectively, the "Reporting Persons"). Mr. Sussman disclaims pecuniary interest in the shares of Firstwave Technologies, Inc. beneficially owned by him.

Item 2(b).        Address of Principal Business Office or, if None, Residence:

     The principal business address for Paloma is Two American Lane, Greenwich, Connecticut 06836-2571. The principal business address for Mr. Sussman is 6100 Red Hook Quarter, 18B, Suites C, 1-6, St. Thomas, United States Virgin Islands 00802.

Item 2(c).        Citizenship:

     Paloma is a Delaware limited partnership, and Mr. Sussman is a citizen of the United States.

Item 2(d).        Title of Class of Securities

     Common Stock, no par value (the "Common Stock").

Item 2(e).        CUSIP Number:  33762N207

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)or (c), Check Whether the Person Filing is a:

          (a)     [ ]   Broker or dealer registered under Section 15 of the
                        Exchange Act.

          (b)     [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.

          (c)     [ ]   Insurance company defined in Section 3(a)(19) of the
                        Exchange Act.

          (d)     [ ]   Investment company registered under Section 8 of the
                        Investment Company Act.

          (e)     [ ]   An investment adviser in accordance with
                        Rule 13d-1(b)(1)(ii)(E).

          (f)     [ ]   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F).

          (g)     [ ]   A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G).

          (h)     [ ]   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.

          (i)     [ ]   A church plan that is excluded  from the  definition of
                        an investment company under Section 3(c)(14)of the Investment Company Act;

          (j)     [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)     Amount beneficially owned:

                  The Reporting Persons beneficially own 147,270 shares of Common Stock.

          (b)     Percent of class:

                  The Reporting Persons beneficially own 147,270 shares of Common Stock, which constitutes 5.5% of all of the outstanding Common Stock.

          (c)      Number of shares as to which such person has:

                  (i)  Sole power to vote or to direct the vote

                  Not applicable.

                  (ii)  Shared power to vote or to direct the vote

                  Each of Paloma and S. Donald Sussman has the shared power to vote or direct the vote of 147,270 shares of Common Stock.

                  (iii)  Sole power to dispose or to direct the disposition of

                  Not applicable.

                  (iv)  Shared power to dispose or to direct the disposition of

                  Each of Paloma and S. Donald Sussman has the shared power to dispose or direct the disposition of 147,270 shares of Common Stock.

Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.   Ownership of More than Five Percent on Behalf of Anther Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Paloma holds 147,270 of the shares of Common Stock it beneficially owns through its subsidiary Sunrise Partners Limited Partnership, a Delaware limited partnership.

Item 8.   Identification and Classification of Members of the Group.

          See Exhibit B attached hereto.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

     By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.


Dated:  October 30, 2003

          PALOMA INTERNATIONAL L.P.
          By: Paloma GP LLC, general partner


                   By:  /s/ Michael J. Berner
                        ---------------------
                            Michael J. Berner,
                            Vice President


          /s/ S. Donald Sussman
          ---------------------
              S. Donald Sussman

                                    EXHIBIT A
                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13G with respect to the shares of Common Stock of Firstwave Technologies, Inc. dated October 30, 2003 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  October 30, 2003

          PALOMA INTERNATIONAL L.P.
          By: Paloma GP LLC, general partner


                   By:  /s/ Michael J. Berner
                        ---------------------
                            Michael J. Berner,
                            Vice President


          /s/ S. Donald Sussman
          ---------------------
              S. Donald Sussman

                                    EXHIBIT B
                     IDENTIFICATION OF MEMBERS OF THE GROUP



Paloma International L.P.
S. Donald Sussman